5


Exhibit 16




January 22, 2008




Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K of Igene Biotechnology, Inc., to be filed with the Securities and Exchange Commission on January 22, 2008, and are in agreement with the statements contained under Item 4.01(a) therein. We have no basis to agree or disagree with the statements of the registrant contained in
Item 4.01(b) therein.

Regarding the registrant's statement concerning the deficiency in internal controls included in the sixth paragraph under Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2007 consolidated financial statements.



/s/ J.H. Cohn LLP
__________________
    J.H. Cohn LLP